UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A. Appoints Adrian Neuhauser as President and Chief Executive Officer

Anko van der Werff to Remain with Avianca as Member of Board of Directors

BOGOTA, Colombia, April 28, 2021 – Avianca Holdings S.A. (OTCMKTS: AVHOQ, BVC: PFAVH) (the “Company” or “Avianca”) today announced Adrian Neuhauser has been named the Company’s President and Chief Executive Officer, effective immediately. Mr. Neuhauser succeeds Anko van der Werff who has resigned from his role at the Company, effective today, to take on a new CEO role at a company in Europe. Mr. Van der Werff will join the Company’s Board of Directors and, to help ensure a smooth transition, he will also serve as an advisor through the middle of June.

Mr. Neuhauser joined Avianca in 2019 as Chief Financial Officer and most recently served as President, with direct reports including the Chief Operating Officer, the Legal Vice Presidency and General Counsel, the VP of Purchasing and the Architecture Department. During Mr. Neuhauser’s tenure, he has also overseen the Company’s corporate restructuring process. He has more than 20 years of experience in the financial sector with a focus on investment banking as well as extensive experience working with transportation companies, including airlines, railroad, and trucking companies. Prior to joining Avianca, Mr. Neuhauser was Managing Director at Credit Suisse covering airlines throughout the Americas. Previously, he held senior positions at Deutsche Bank, Bank of America as well as Merrill Lynch where he was responsible for M&A and capital markets transactions in Chile and the Andean Region. Mr. Neuhauser holds an Economics Degree from Pontificia Universidad Católica.

“Adrian has intimate knowledge of Avianca, a proven track record in overseeing the Company’s corporate restructuring and more than two decades of experience in the finance industry and working with transportation companies – all of which make him uniquely qualified to lead Avianca at this critical time stated Mr. Roberto Kriete, Chairman of Avianca’s Board of Directors. On behalf of the Board and major stakeholders, we are confident in Avianca’s path forward with Adrian at the helm, and we look forward to seeing the Company reach new levels of success under his leadership.”

Mr. Neuhauser said, “I am honored to lead this incredible company and am energized to work alongside the rest of the Avianca team as we continue to meet the travel needs of our valued customers. I have every confidence that Avianca is well positioned to emerge from our corporate restructuring process and continue to be a highly competitive and successful carrier in the Americas. Anko has been a strong leader and partner and I wish him all the best. At the same time, I look forward to working closely with the Board and management team as we build on the Company’s 100-year legacy and execute our new vision – ‘Cambiando Juntos’, to position Avianca for the future.”

Mr. Van der Werff stated, “It has been a great privilege to lead Avianca over the past two years. With global air travel resuming as COVID vaccines are rolled out and significant progress having been made in our corporate restructuring, we are at logical juncture to transition to a new leader who will guide Avianca into its next chapter. I am truly grateful for how everyone at Avianca came together as one team to navigate the effects of the global pandemic, which was the most difficult time in our industry’s history. I am proud of the long-term labor agreements and strengthened relationships with our pilots and other employee groups as well as the work completed to ensure Avianca has the right aircraft fleet to meet the future needs of the business. I will miss working alongside our team every day, but I have made a personal decision to return with my family to Europe. Adrian has made a tremendous impact since joining Avianca and his insights and experience will be instrumental in taking the Company forward. I look forward to continuing to support Avianca as a member of the Board.”

Mr. Kriete added, “Anko has made many invaluable contributions to Avianca throughout his tenure, including helping to steer the Company through a crucial period as Avianca was faced with the complete grounding of its passenger fleet and other unprecedented effects of a global pandemic. We thank Anko for his service and wish him and his family well on the next leg of their journey. We are pleased he will join the Board, allowing us to continue to benefit from his expertise as Director.”

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations, and beliefs including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the further impacts of the COVID-19 pandemic. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

Media Contact

Avianca:

Maria Carolina Cortes. Vice President Corporate Communications

Carolina.cortes@avianca.com

U.S. and Europe Media Contact

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary